UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 14, 2026

INCEPTION GROWTH ACQUISITION LIMITED

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41134	86-2648456
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

875 Washington Street New York, NY	10014
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (315) 636-6638

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, one-half (1/2) of one redeemable warrant and one right entitling the holder to receive one-tenth of a share of common stock	IGTAU	OTC Markets Group, Inc
Common Stock, par value $0.0001 per share	IGTA	OTC Markets Group, Inc
Redeemable warrants, each exercisable for one share of common stock at an exercise price of $11.50	IGTAW	OTC Markets Group, Inc
Rights, each to receive one-tenth of one share of common stock	IGTAR	OTC Markets Group, Inc

Item 8.01. Other Events.

Withdrawal of Nasdaq Listing Application for Combined Company

As previously disclosed, on September 12, 2023, Inception Growth Acquisition Limited (the “Company”) entered into a business combination agreement, as amended (the “Business Combination Agreement”), with IGTA Merger Sub Limited (“PubCo”), AgileAlgo Holdings Ltd. (“AgileAlgo”) and certain AgileAlgo shareholders. The Business Combination Agreement contemplates, among other things, a Redomestication Merger of the Company with and into PubCo (as such terms are defined in the Business Combination Agreement), followed by an exchange of AgileAlgo shares for PubCo ordinary shares (such transactions, the “Business Combination”).

In connection with the proposed Business Combination, PubCo submitted an application to The Nasdaq Stock Market LLC (“Nasdaq”) to list PubCo’s securities on Nasdaq upon the closing of the Business Combination (the “Listing Application”).

On April 14, 2026, after consultation with Nasdaq, the Company and PubCo determined to withdraw the Listing Application. Accordingly, PubCo has withdrawn the Listing Application previously submitted to Nasdaq for the listing of PubCo’s securities upon the closing of the Business Combination.

The withdrawal of the Listing Application does not affect the continued listing of the Company’s securities on OTC Markets Group, Inc under their existing trading symbols prior to the consummation of any business combination. The Company and PubCo are currently evaluating alternative listing venues and other strategic alternatives with respect to the Business Combination and the combined company’s future trading market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

INCEPTION GROWTH ACQUISITION LIMITED

By:	/s/ Cheuk Hang Chow
Name:	Cheuk Hang Chow
Title:	Chief Executive Officer

Date: April 17, 2026

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